BRF S.A.

Publicly-held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MAY 30, 2023

1.               DATE, TIME AND PLACE: Meeting held on May 30, 2023, at 10:00 p.m. electronically and at the office of BRF S.A. ("Company") located in the city and state of São Paulo, at Avenida das Nações Unidas, nº 14.401, 24º floor, Chácara Santo Antônio, Zip Code 04794-000.

2.               CALL AND ATTENDANCE: Call duly carried out under the terms of Article 21 of the Company's Bylaws, with all members of the Board of Directors present, namely Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Ms. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Ms. Deborah Stern Vieitas, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva, Mr. Eduardo Augusto Rocha Pocetti, and Mr. Aldo Luiz Mendes.

3.               PRESIDING BOARD: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.               AGENDA: (i) authorization for the Company's management to sign correspondence referring to a commitment to subscribe shares of the Company sent by Saudi Agricultural and Livestock Investment Company ("Salic"); (ii) proposal to increase the limit of authorized capital; (iii) proposal to (a) delete article 41 of the Company's bylaws, under condition precedent to the settlement of a possible capital increase through the issuance of new shares by the Company ("Capital Increase"), and (b) waiver of the tender offer by shareholders and/or by investor in the context of a possible Capital Increase; (iv) call the Extraordinary General Meeting to resolve on items (ii) and (iii) of this agenda, if approved, as well as to approve the management proposal to be submitted to the Company's shareholders; and (v) engagement of a financial advisor by the Company.

5.               DELIBERATIONS: The members of the Company's Board of Directors, by unanimous vote of those present and without any reservations, reservations or restrictions, approved the drawing up of these minutes in summary form.

The members of the Board of Directors, with the abstentions indicated below, after examining and discussing the matters on the agenda, resolved to:

(i)	Approve the signing, by the Company's managers, of correspondence whereby Salic presented a commitment for subscription, of up to 250,000.000 (two hundred and fifty million) new shares issued by the Company, within the scope of an eventual and future primary public offering of shares issued by the Company for the same amount offered to the public in connection with this offering, provided that (1) such price does not exceed R$9.00 (nine reais) per common share; and (2) an aggregate number of shares equal to no less than 2/3 (two thirds) of the Investment Commitment Amount is allocated to Salic in the offering ("Salic Commitment");

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MAY 30, 2023

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(ii)	To approve the proposal to increase the limit of authorized capital from one billion, three hundred and twenty-five million (1,325,000,000) common shares to one billion, eight hundred and twenty-five million (1,825,000,000) common shares, in relation to the common shares that may be issued in capital increases approved by the Company's Board of Directors, considering the proximity to the current limit;
(iii)	Approve, considering the conditions set forth in the Salic Commitment, a proposal to (a) delete article 41 of the Company's Bylaws, under condition precedent to the liquidation of an eventual Capital Increase, whether by means of a public offer for distribution of shares or private capital increase, and (b) consign the exemption of the Public Tender Offer referred to in article 41 by the shareholders and/or investor in the context of said Capital Increase (regardless of whether it will be carried out upon approval by the shareholders or by the Company's Board of Directors). Board members Mr. Marcos Antonio Molina dos Santos and Ms. Marcia Aparecida Pascoal Marçal dos Santos abstained from voting on this resolution;
(iv)	To call an Extraordinary General Meeting to resolve on items (ii) and (iii) of the Agenda, and to approve the management proposal to be submitted to the Company's shareholders; and
(v)	To approve the engagement of a financial advisor to study the alternatives for the Capital Increase, considering the public distribution of 500,000,000 (five hundred million) new shares of the Company, at a price of R$9.00 (nine reais) per share, and the Company's management is authorized to carry out any acts and arrangements.

6.               DOCUMENTS FILED AT THE COMPANY: The documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company's head office.

7.               CLOSURE: There being no other matters to be discussed, the meeting was closed, being the present Minutes drawn up by electronic processing, which after being read and found correct by all those present, were signed.

I certify that the above extract is a faithful transcription of an excerpt from the minutes drawn up in the Book of Minutes of the Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, May 30, 2023.

_____________________________________________

Bruno Machado Ferla

Secretary

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MAY 30, 2023

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